QUANTUM CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Balance, December 31, 2014	$	21,934
Contributions		1,000
Net Loss		(12,219)
Balance, December 31, 2015	$	10,715

See accompanying notes to financial statements